CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2025 and 2024

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2025 $	2024 (1) $
Sales	18	290,145	200,905
Cost of sales	19	174,271	131,316
Mine operating income		115,874	69,589

General and administration	20	25,296	16,772
Foreign exchange (gain) loss		(2,063)	3,961
Other expenses		778	531
		24,011	21,264

Operating income		91,863	48,325

Investment gains	4	1,319	2,648
Interest and finance costs, net	21	(3,028)	(6,023)
Gain on derivatives		53	-
		(1,656)	(3,375)

Income before income taxes		90,207	44,950

Income taxes
Current income tax expense		30,561	16,345
Deferred income tax recovery		(8,328)	(951)
		22,233	15,394
Net income from continuing operations		67,974	29,556

Net loss from discontinued operation, net of tax	22	(3,166)	(489)
Net income		64,808	29,067

Net income attributable to:
Fortuna shareholders		58,503	26,250
Non-controlling interests	26	6,305	2,817
		64,808	29,067

Earnings per share from continuing operations attributable to Fortuna shareholders	17
Basic		0.20	0.09
Diluted		0.20	0.09

Earnings per share attributable to Fortuna shareholders	17
Basic		0.19	0.09
Diluted		0.19	0.09

Weighted average number of common shares outstanding (000's)
Basic		306,614	306,470
Diluted		308,065	308,199
(1)	Comparative information has been restated due to a discontinued operation (Note 22).

The accompanying notes are an integral part of these interim financial statements.

Page | 1

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2025 $	2024 $
Net income		64,808	29,067

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		(51)	28
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		749	(1,154)
Total other comprehensive income (loss)		698	(1,126)
Comprehensive income		65,506	27,941

Comprehensive income attributable to:
Fortuna shareholders		59,201	25,124
Non-controlling interests	26	6,305	2,817
		65,506	27,941
(1)	For the three months ended March 31, 2025, the currency translation adjustment is net of tax recovery of $46 thousand (2024 - expense of $41 thousand).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	March 31, 2025 $	December 31, 2024 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents		305,048	231,328
Short-term investments		4,355	-
Trade and other receivables	4	95,903	99,984
Inventories	5	135,906	134,496
Other current assets	6	12,419	20,433
Assets held for sale	22	23,764	-
		577,395	486,241
NON-CURRENT ASSETS
Mineral properties and property, plant and equipment	7	1,516,324	1,539,187
Other non-current assets	8	92,841	90,104
Total assets		2,186,560	2,115,532

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	146,845	151,642
Income taxes payable		98,187	80,116
Current portion of lease obligations	11	20,534	19,761
Current portion of closure and reclamation provisions	14	353	4,510
Liabilities directly associated with assets held for sale	22	17,320	-
		283,239	256,029
NON-CURRENT LIABILITIES
Debt	12	127,988	126,031
Deferred tax liabilities		136,071	144,266
Closure and reclamation provisions	14	58,875	70,827
Lease obligations	11	49,353	48,216
Other non-current liabilities	13	2,312	4,090
Total liabilities		657,838	649,459

SHAREHOLDERS' EQUITY
Share capital	16	1,128,838	1,129,709
Reserves		56,484	57,772
Retained earnings		274,887	216,384
Equity attributable to Fortuna shareholders		1,460,209	1,403,865
Equity attributable to non-controlling interests	26	68,513	62,208
Total equity		1,528,722	1,466,073

Total liabilities and shareholders' equity		2,186,560	2,115,532

Contingencies and Capital Commitments (Note 27)

Subsequent Events (Notes 16 and 28)

The accompanying notes are an integral part of these interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2025 $	2024 $

Operating activities:
Net income		64,808	29,067
Items not involving cash:
Depletion and depreciation		61,687	50,255
Accretion expense	21	2,343	2,114
Income taxes		22,233	14,498
Interest expense, net	21	1,010	4,104
Share-based payments, net of cash settlements		2,623	42
Unrealized foreign exchange loss (gain)		(3,546)	(3,719)
Investment gains	4	(1,319)	(2,648)
Other		1,650	(446)
Closure, reclamation and related severance payments	14	(5,738)	(86)
Changes in working capital	25	(11,681)	(35,327)
Cash provided by operating activities		134,070	57,854
Income taxes paid		(10,504)	(5,891)
Interest paid		(648)	(3,864)
Interest received		3,461	849
Net cash provided by operating activities		126,379	48,948

Investing activities:
Additions to mineral properties and property, plant and equipment	7	(39,559)	(41,341)
Purchases of investments	4	(14,376)	(7,613)
Proceeds from sale of investments	4	11,352	10,261
Receipts (deposits) on long-term assets		2,326	(1,304)
Other investing activities		(232)	494
Cash used in investing activities		(40,489)	(39,503)

Financing activities:
Transaction costs on credit facility	12	(107)	-
Repayment of credit facility	12	-	(40,000)
Repurchase of common shares	16	(4,165)	(3,535)
Payments of lease obligations	25	(6,001)	(4,934)
Cash used in financing activities		(10,273)	(48,469)
Effect of exchange rate changes on cash and cash equivalents		1,163	(1,399)
Increase in cash and cash equivalents during the period		76,780	(40,423)
Cash and cash equivalents, beginning of the period		231,328	128,148
Cash and cash equivalents used in discontinued operation, net	22	(3,060)	-
Cash and cash equivalents, end of the period		305,048	87,725

Cash and cash equivalents consist of:
Cash		270,316	75,445
Cash equivalents		34,732	12,280
Cash and cash equivalents, end of the period		305,048	87,725

These condensed interim consolidated statements of cash flows include cash flows from both continuing and discontinued operations. Segment totals for the discontinued operation are disclosed in Note 22.

Supplemental cash flow information (Note 25).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Equity reserve $	Hedging reserve $	Fair value reserve $	Equity component of convertible debt $	Foreign currency reserve $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at January 1, 2025		306,928,189	1,129,709	26,701	198	(875)	37,050	(5,302)	216,384	62,208	1,466,073
Total comprehensive income
Net income		-	-	-	-	-	-	-	58,503	6,305	64,808
Other comprehensive income		-	-	-	-	(51)	-	749	-	-	698
Total comprehensive income		-	-	-	-	(51)	-	749	58,503	6,305	65,506

Transactions with owners of the Company
Repurchase of common shares	16	(916,900)	(4,165)	-	-	-	-	-	-	-	(4,165)
Shares issued on vesting of share units		948,697	3,294	(3,294)	-	-	-	-	-	-	-
Share-based payments	15	-	-	1,308	-	-	-	-	-	-	1,308
		31,797	(871)	(1,986)	-	-	-	-	-	-	(2,857)

Balance at March 31, 2025		306,959,986	1,128,838	24,715	198	(926)	37,050	(4,553)	274,887	68,513	1,528,722

Balance at January 1, 2024		306,587,630	1,125,376	26,144	198	(998)	4,825	(4,827)	87,649	49,754	1,288,121
Total comprehensive income
Net income		-	-	-	-	-	-	-	26,250	2,817	29,067
Other comprehensive loss		-	-	-	-	28	-	(1,154)	-	-	(1,126)
Total comprehensive income		-	-	-	-	28	-	(1,154)	26,250	2,817	27,941

Transactions with owners of the Company
Repurchase of common shares	16	(1,030,375)	(3,535)	-	-	-	-	-	-	-	(3,535)
Shares issued on vesting of share units		186,784	681	(681)	-	-	-	-	-	-	-
Share-based payments	15	-	-	890	-	-	-	-	-	-	890
		(843,591)	(2,854)	209	-	-	-	-	-	-	(2,645)

Balance at March 31, 2024		305,744,039	1,122,522	26,353	198	(970)	4,825	(5,981)	113,899	52,571	1,313,417

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”), is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and the underground and open pit Yaramoko gold mine (“Yaramoko”) in southwestern Burkina Faso, and is developing the Diamba Sud gold project in Senegal. Subsequent to March 31, 2025, the Company entered into a definitive share purchase agreement to sell its 100% interest in Roxgold SANU S.A., which owns and operates the Yaramoko mine. The sale is expected to be completed in the second quarter of 2025 (see Note 28). Additionally, on April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose mine (see Note 28).

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

In January 2025, the Company relocated its head office to Suite 820, 1111 Melville Street, Vancouver, British Columbia V6E 3V6, Canada. As at March 31, 2025, the Company’s registered office was located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia V6E 4E5, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On May 7, 2025, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 24) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2025, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2024.

4.   TRADE AND OTHER RECEIVABLES

	March 31, 2025 $	December 31, 2024 $
Trade receivables from doré and concentrate sales	18,430	26,702
Advances and other receivables	4,836	4,332
Value added tax receivables	72,637	68,950
Trade and other receivables	95,903	99,984

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at March 31, 2025.

As at March 31, 2025, current Value Added Tax (“VAT”) receivables include $18.6 million (December 31, 2024 - $20.4 million) for Argentina, $nil (December 31, 2024 - $4.3 million) for Mexico, $31.0 million (December 31, 2024 - $22.2 million) for Côte d’Ivoire, and $21.0 million (December 31, 2024 - $20.6 million) for Burkina Faso. An additional $31.6 million (December 31, 2024 - $28.4 million) of VAT receivables are classified as non-current (refer to Note 8).

VAT receivables from the fiscal authorities in Burkina Faso are not in dispute and are deemed to be fully recoverable. The most recent refund was received in August 2024. The Company is following the relevant process in Burkina Faso to recoup the VAT receivables and continues to engage with authorities to accelerate the repayment of the outstanding balance.

The Company has an investment strategy, which includes utilizing certain foreign exchange measures implemented by the Argentine Government, to address its local currency requirements in Argentina. As a result of this strategy, during the three months ended March 31, 2025, the Company recorded investment gains of $1.3 million (March 31, 2024 - $2.6 million) from trades in Argentine peso denominated cross-border securities.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   INVENTORIES

	Note	March 31, 2025 $	December 31, 2024 $
Ore stockpiles		106,378	104,998
Materials and supplies		51,253	55,864
Leach pad and gold-in-circuit		29,015	26,673
Doré bars		3,216	547
Concentrate stockpiles		322	299
Total inventories		190,184	188,381
Less: non-current portion	8	(54,278)	(53,885)
Current inventories		135,906	134,496

During the three months ended March 31, 2025, the Company expensed $152.3 million of inventories to cost of sales (March 31, 2024 - $117.4 million).

6.   OTHER CURRENT ASSETS

	March 31, 2025 $	December 31, 2024 $
Prepaid expenses	12,106	15,936
Income tax receivable	94	4,158
Other	219	339
Other current assets	12,419	20,433

As at March 31, 2025, prepaid expenses include $6.0 million (December 31, 2024 - $8.6 million) related to deposits and advances to contractors.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,615,173	272,610	73,892	1,018,636	2,980,311
Additions	15,968	10,320	15,094	9,850	51,232
Changes in closure and reclamation provision	(2,055)	-	-	(85)	(2,140)
Disposals and write-offs	-	-	-	(2,929)	(2,929)
Reclassification to assets held for sale (1)	(240,010)	(4,780)	(6)	(170,289)	(415,085)
Transfers	-	-	(49,085)	49,085	-
Balance as at March 31, 2025	1,389,076	278,150	39,895	904,268	2,611,389
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	900,386	-	49	540,689	1,441,124
Disposals and write-offs	-	-	-	(2,707)	(2,707)
Reclassification to assets held for sale (1)	(240,010)	-	(49)	(165,838)	(405,897)
Depletion and depreciation	40,623	-	-	21,922	62,545
Balance as at March 31, 2025	700,999	-	-	394,066	1,095,065
Net book value as at March 31, 2025	688,077	278,150	39,895	510,202	1,516,324
(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan that were reclassified to assets held for sale during the period. These assets are presented separately on the statement of financial position. Refer to Note 22 for further details.

As at March 31, 2025, non-depletable mineral properties include $98.1 million of exploration and evaluation assets (December 31, 2024 - $97.8 million).

As at March 31, 2025, property, plant and equipment include right-of-use assets with a net book value of $83.3 million (December 31, 2024 - $66.3 million). Related depletion and depreciation for the three months ended March 31, 2025, was $4.9 million (March 31, 2024 - $3.5 million).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2023	1,540,342	244,235	44,218	941,528	2,770,323
Additions	82,553	29,165	74,018	42,030	227,766
Changes in closure and reclamation provision	2,890	-	-	(45)	2,845
Disposals and write-offs (1)	-	(14,485)	-	(6,138)	(20,623)
Transfers (2)	(10,612)	13,695	(44,344)	41,261	-
Balance as at December 31, 2024	1,615,173	272,610	73,892	1,018,636	2,980,311
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	723,255	-	49	472,807	1,196,111
Disposals and write-offs	-	-	-	(5,341)	(5,341)
Depletion and depreciation	177,131	-	-	73,223	250,354
Balance as at December 31, 2024	900,386	-	49	540,689	1,441,124
Net book value as at December 31, 2024	714,787	272,610	73,843	477,947	1,539,187

(1)	In July 2021, the Company completed the acquisition of Roxgold Inc. including its Boussoura exploration property in Burkina Faso. However, in December 2024, the Company confirmed that substantive expenditure on further exploration and evaluation of mineral resources at the Boussoura site is neither budgeted nor planned. As such, no future value is expected from the Boussoura property. Therefore, the carrying amount of the exploration and evaluation asset exceeded its recoverable amount and the Company recorded a write-off of the exploration property of $14.5 million. The Company reversed its deferred tax liability of $1.6 million related to exploration and evaluation assets subsequently to recording a write-off.
(2)	In December 2024, the Company concluded a comprehensive review of its capitalized exploration costs associated with mineral properties. This review involved an analysis of drilling meters, exploration costs incurred to date, and an assessment of the likelihood of each prospect becoming part of the Company's mineral reserves. As a result of this review, certain prospects previously classified as depletable at the Séguéla mine were reclassified as non-depletable mineral properties, resulting in a net transfer of $13.7 million from depletable to non-depletable mineral properties. This reclassification reflects the updated assessment of the long-term economic viability and recoverability of mineral resources associated with these prospects and represents a true-up between depletable and non-depletable categories.

8.   OTHER NON-CURRENT ASSETS

	Note	March 31, 2025 $	December 31, 2024 $
Ore stockpiles	5	54,278	53,885
Value added tax receivables		31,588	28,374
Income tax receivable		-	1,152
Unamortized transaction costs		1,337	1,390
Other		5,638	5,303
Total other non-current assets		92,841	90,104

As at March 31, 2025, ore stockpiles include $48.2 million (December 31, 2024 - $49.0 million) at the Lindero mine and $6.1 million (December 31, 2024 - $4.9 million) at the Séguéla mine.

As at March 31, 2025, non-current VAT receivables include $31.6 million (December 31, 2024 - $25.9 million) for Burkina Faso and $nil (December 31, 2024 - $2.5 million) for Mexico.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

9.   TRADE AND OTHER PAYABLES

	Note	March 31, 2025 $	December 31, 2024 $
Trade accounts payable		95,991	91,180
Payroll and related payables		20,107	30,345
Mining royalty payable		4,752	4,433
Other payables		12,781	15,565
Share units payable	15(a)(b)(c)	13,214	10,119
Total trade and other payables		146,845	151,642

As at March 31, 2025, other payables include $nil (December 31, 2024 - $6.6 million) of severance provisions for the anticipated closure of the San Jose mine. As at March 31, 2025, other payables also include $3.9 million (December 31, 2024 - $nil) related to 1,272 ounces of gold sold under an advanced sales contract but not yet delivered at Lindero. Although consideration was received, the related ounces had not yet been poured and did not meet the criteria for revenue recognition.

10.  RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2025 and 2024:

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
	2025 $	2024 $
Salaries and benefits	2,943	2,931
Directors fees	218	215
Consulting fees	21	17
Share-based payments	5,619	1,741
	8,801	4,904

During the three months ended March 31, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC Ingeniería y Construcción S.A.C. (“JRC”). The transaction subsequently closed on April 11, 2025. Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Fortuna’s Board of Directors. Refer to Notes 22 and 28 for further details of the sale.

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

11.  LEASE OBLIGATIONS

	Minimum lease payments
	March 31, 2025 $	December 31, 2024 $
Less than one year	25,831	24,849
Between one and five years	51,893	50,868
More than five years	6,002	6,618
	83,726	82,335
Less: future finance charges	(13,839)	(14,358)
Present value of lease obligations	69,887	67,977
Less: current portion	(20,534)	(19,761)
Non-current portion	49,353	48,216

12.  DEBT

The following table summarizes the changes in debt:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Total $
Balance as at December 31, 2023	-	43,901	162,946	206,847
Proceeds from debentures	172,500	-	-	172,500
Drawdown	-	-	68,000	68,000
Transaction costs	(6,488)	-	-	(6,488)
Portion allocated to equity	(45,999)	-	-	(45,999)
Convertible debt conversions	-	(35,383)	-	(35,383)
Transaction costs allocated to equity	1,730	-	-	1,730
Amortization of discount and transaction costs	4,288	1,131	2,054	7,473
Extinguishment of debt	-	146	-	146
Payments	-	(9,795)	(233,000)	(242,795)
Balance as at December 31, 2024	126,031	-	-	126,031
Amortization of discount and transaction costs	1,957	-	-	1,957
Balance as at March 31, 2025	127,988	-	-	127,988
Non-current portion	127,988	-	-	127,988

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at March 31, 2025, the Company was in compliance with all of the covenants under the Credit Facility.

As at March 31, 2025, the Credit Facility remained undrawn, except for Letters of Credit.

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

13.  OTHER NON-CURRENT LIABILITIES

	Note	March 31, 2025 $	December 31, 2024 $
Restricted share units	15(b)	2,165	3,944
Other		147	146
Total other non-current liabilities		2,312	4,090

14.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	San Jose(1) $	Lindero $	Yaramoko $	Séguéla $	Total $
Balance as at December 31, 2024	15,356	14,677	15,470	14,724	15,110	75,337
Changes in estimate (2)	(1,416)	460	356	(375)	(705)	(1,680)
Reclamation expenditures	(11)	(143)	-	-	-	(154)
Accretion	213	341	185	156	165	1,060
Effect of changes in foreign exchange rates	-	(35)	-	-	-	(35)
Reclassification to liabilities directly associated with assets held for sale	-	(15,300)	-	-	-	(15,300)
Balance as at March 31, 2025	14,142	-	16,011	14,505	14,570	59,228
Less: current portion	(353)	-	-	-	-	(353)
Non-current portion	13,789	-	16,011	14,505	14,570	58,875
(1)	Represents the closure and reclamation provisions of Cuzcatlan that were reclassified to liabilities held for sale during the period. These provisions are presented separately on the statement of financial position (see Note 22).
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net loss from discontinued operation, net of tax in the Company's consolidated statements of income for the three months ended March 31, 2025.

	Caylloma $	San Jose $	Lindero $	Yaramoko $	Séguéla $	Total $
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Changes in estimate (1)	(1,259)	7,231	349	(128)	3,883	10,076
Reclamation expenditures	(259)	(2,035)	-	-	-	(2,294)
Accretion	924	922	636	619	450	3,551
Effect of changes in foreign exchange rates	-	(1,799)	-	-	-	(1,799)
Balance as at December 31, 2024	15,356	14,677	15,470	14,724	15,110	75,337
Less: current portion	(86)	(4,424)	-	-	-	(4,510)
Non-current portion	15,270	10,253	15,470	14,724	15,110	70,827
(1)	The change in estimate for the San Jose mine of $7.2 million was included in other expenses in the Company's consolidated statements of income for the year ended December 31, 2024.

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	San Jose(1) $	Lindero $	Yaramoko $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	17,572	17,437	17,091	14,790	16,293	83,183
Discount rate	5.93%	9.29%	4.61%	3.66%	3.81%
Inflation rate	2.80%	3.77%	2.43%	2.45%	2.19%
(1)	Represents the key inputs of Cuzcatlan, which was classified as held for sale as at March 31, 2025 (see Note 22).

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.  SHARE-BASED PAYMENTS

During the three months ended March 31, 2025, the Company recognized share-based payments of $9.1 million, (March 31, 2024 - $2.2 million) related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	595
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	-	2,254
Outstanding, March 31, 2025	1,267,808	7,717

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2023	2,668,197	5,216
Granted	1,956,611	-
Units paid out in cash	(896,413)	(3,160)
Forfeited or cancelled	(179,402)	(332)
Changes in fair value and vesting	-	7,263
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	-
Units paid out in cash	(1,215,034)	(6,153)
Forfeited or cancelled	(18,124)	(41)
Changes in fair value and vesting	-	4,869
Outstanding, March 31, 2025	3,670,448	7,662
Less: current portion		(5,497)
Non-current portion		2,165

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

RSUs granted during the three months ended March 31, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value $	Number of PSUs
Outstanding, December 31, 2023	-	-	1,840,012
Granted	-	-	1,038,383
Vested and paid out in shares	-	-	(823,433)
Outstanding, December 31, 2024	-	-	2,054,962
Granted	-	-	743,709
Vested and paid out in shares	-	-	(802,164)
Outstanding, March 31, 2025	-	-	1,996,507

PSUs granted during the three months ended March 31, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

During the three months ended March 31, 2025, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 118% (December 31, 2024 - 72%) was applied, resulting in the issuance of 948,697 (December 31, 2024 - 589,574) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2025, a total of 2,950,529 stock options are available for issuance under the plan. As at March 31, 2025, no stock options were outstanding (December 31, 2024 - none).

16.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course Issuer bid program (“NCIB”) to purchase up to 15,347,999 common shares, being 5% of its outstanding common shares as at April 23, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the three months ended March 31, 2025, the Company acquired and cancelled 916,900 common shares (March 31, 2024 - 1,030,375) at an average cost of $4.53 per share (March 31, 2024 - $3.42), excluding brokerage fees, for a total cost of $4.2 million (March 31, 2024 - $3.5 million).

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.  EARNINGS PER SHARE

	Three months ended March 31,
	2025 $	2024 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	61,669	26,739
Net income attributable to Fortuna shareholders	58,503	26,250

Weighted average number of shares (000's)	306,614	306,470
Earnings per share from continuing operations - basic	0.20	0.09
Earnings per share - basic	0.19	0.09

	Three months ended March 31,
	2025 $	2024 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	61,669	26,739
Diluted net income from continuing operations for the period	61,669	26,739
Net income attributable to Fortuna shareholders	58,503	26,250
Diluted net income for the period	58,503	26,250

Weighted average number of shares (000's)	306,614	306,470
Incremental shares from dilutive potential shares	1,451	1,729
Weighted average diluted number of shares (000's)	308,065	308,199
Earnings per share from continuing operations - diluted	0.20	0.09
Earnings per share - diluted	0.19	0.09

The incremental shares from dilutive potential shares primarily consist of share units. For the three months ended March 31, 2025, 26,172,045 (March 31, 2024 - 9,143,000) potential shares issuable on conversion of the 2024 Convertible Notes (March 31, 2024 - 2019 Convertible Debentures) were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended March 31, 2025
	Argentina $	Burkina Faso $	Côte d'Ivoire $	Peru $	Total $
Gold doré	53,154	95,108	110,998	-	259,260
Silver-lead concentrates	-	-	-	30,669	30,669
Provisional pricing adjustments	-	-	-	216	216
Sales to external customers	53,154	95,108	110,998	30,885	290,145

	Three months ended March 31, 2024
	Argentina $	Burkina Faso $	Côte d'Ivoire $	Peru $	Total $
Gold doré	45,212	56,911	72,161	-	174,284
Silver-lead concentrates	-	-	-	15,980	15,980
Zinc concentrates	-	-	-	10,875	10,875
Provisional pricing adjustments	-	-	-	(234)	(234)
Sales to external customers	45,212	56,911	72,161	26,621	200,905

The following table presents the Company’s revenue by customer for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025 $	2024 $
Customer 1	110,998	72,161
Customer 2	95,108	56,911
Customer 3	53,154	45,212
Customer 4	30,885	26,621
	290,145	200,905

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

19.  COST OF SALES

	Three months ended March 31,
	2025 $	2024 $
Direct mining costs	74,435	54,301
Depletion and depreciation	61,302	49,455
Salaries and benefits	19,684	16,837
Royalties and other taxes	18,196	10,372
Workers' participation	777	351
Other	(123)	-
Cost of sales	174,271	131,316

For the three months ended March 31, 2025, depletion and depreciation includes $4.8 million of depreciation related to right-of-use assets (March 31, 2024 - $3.4 million).

On January 7, 2025, the Director General of Taxes in Côte d’Ivoire issued a communiqué announcing that the Fiscal Annex 2025 would become effective on January 10, 2025. The Fiscal Annex includes an increase of 2% in ad valorem tax rates applicable to mining operations. This change applies to gold revenue generated from the Company’s Séguéla mine and is reflected in the results for the three months ended March 31, 2025.

20.  GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2025 $	2024 $
General and administration	16,137	14,501
Workers' participation	30	71
	16,167	14,572
Share-based payments	9,129	2,200
General and administration	25,296	16,772

21.  INTEREST AND FINANCE COSTS, NET

	Three months ended March 31,
	2025 $	2024 $
Interest income	3,438	781
Credit facilities and other interest	(528)	(3,498)
2024 Convertible Notes interest	(1,617)	-
Amortization of discount and transaction costs	(2,091)	(750)
Bank stand-by and commitment fees	(236)	(177)
Accretion expense	(719)	(827)
Lease liabilities	(1,275)	(1,022)
2019 Convertible Debentures interest	-	(530)
	(3,028)	(6,023)

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.   ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

(a)	Accounting Policy – Assets Held for Sale and Discontinued Operation

The Company classifies non-current assets and disposal groups as held for sale when their carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. Assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal, excluding finance costs and income tax expense.

Classification as held for sale is appropriate only when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and management is committed to a plan to sell. The sale must be expected to complete within one year from the date of classification, and it must be unlikely that significant changes to or withdrawal of the plan will occur. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Related assets and liabilities are presented separately as current items in the statement of financial position.

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are excluded from continuing operations and are presented as a single amount, net of tax, in the statement of profit or loss.

(b)	Accounting Disclosure

On March 31, 2025, the Company was committed to a plan to sell its interest in Cuzcatlan, which owns and operates the San Jose Mine in Oaxaca, Mexico. As a result, the assets and liabilities of Cuzcatlan have been classified as held for sale, and its operating results have been presented as a discontinued operation in the condensed interim consolidated financial statements for the three months ended March 31, 2025.

The Company recognized a single amount of post-tax profit or loss from the discontinued operation in the condensed interim consolidated statement of income. Comparative information for the three months ended March 31, 2024, has been restated to reflect the results of the San Jose Mine as a discontinued operation, separately from continuing operations.

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation

The following table presents the results of Cuzcatlan for the three months ended March 31, 2025, reported as a discontinued operation:

	Three months ended March 31,
	2025 $	2024 $
Sales	149	24,044
Cost of sales	149	23,724
Mine operating income	-	320

General and administration	638	1,458
Foreign exchange loss	12	154
Other expenses (income)	2,192	(102)
	2,842	1,510

Operating loss	(2,842)	(1,190)

Interest and finance costs, net	(325)	(195)
	(325)	(195)

Loss before income taxes	(3,167)	(1,385)

Income taxes
Current income tax recovery	(1)	-
Deferred income tax recovery	-	(896)
	(1)	(896)
Net loss from discontinued operation, net of tax	(3,166)	(489)

Loss per share from discontinued operation
Basic	(0.01)	-
Diluted	(0.01)	-

As at March 31, 2025, there are no items in other comprehensive income (loss) related to assets and associated liabilities held for sale.

Cash Flows of Discontinued Operation

The Company presents a single consolidated statement of cash flows, which includes cash flows from both continuing and discontinued operations. The following table summarizes the cash flows attributable to Cuzcatlan:

	Three months ended March 31,
	2025 $	2024 $
Net cash used in operating activities	(9,897)	(4,979)
Cash provided by (used in) investing activities	1,974	(2,907)
Cash used in financing activities	(22)	(261)
Decrease in cash and cash equivalents during the period	(7,945)	(8,147)

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Summary of Assets and Associated Liabilities Held for Sale

The major classes of assets and liabilities of Cuzcatlan that were classified as held for sale as at March 31, 2025, are as follows:

Balance at	March 31, 2025 $
Cash and cash equivalents	3,060
Trade and other receivables	1,834
Inventories	2,794
Mineral properties and property, plant and equipment	9,188
Other assets	6,888
Total assets held for sale	23,764

Trade and other payables	1,819
Current portion of lease obligations	201
Closure and reclamation provisions	15,300
Total liabilities directly associated with assets held for sale	17,320

23.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operation:

●	Cuzcatlan – formerly operated the San Jose silver-gold mine. Classified as held for sale and a discontinued operation as at March 31, 2025. See notes 22 and 28.

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended March 31, 2025
	Mansfield $	Sanu $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	53,154	95,108	110,998	30,885	-	290,145
Cost of sales before depreciation and depletion	(22,005)	(42,677)	(35,116)	(13,171)	-	(112,969)
Depreciation and depletion in cost of sales	(9,799)	(16,900)	(30,310)	(4,293)	-	(61,302)
General and administration	(2,498)	(1,394)	(2,602)	(2,573)	(16,229)	(25,296)
Other (expenses) income	(1,390)	1,781	1,482	(345)	(243)	1,285
Finance items	2,387	18	(986)	(122)	(2,953)	(1,656)
Segment income (loss) before taxes	19,849	35,936	43,466	10,381	(19,425)	90,207
Income taxes	(1,221)	(6,845)	(8,133)	(3,133)	(2,901)	(22,233)
Segment income (loss) after taxes from continuing operations	18,628	29,091	35,333	7,248	(22,326)	67,974

	Three months ended March 31, 2024
	Mansfield $	Sanu $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	45,212	56,911	72,161	26,621	-	200,905
Cost of sales before depreciation and depletion	(22,468)	(24,736)	(21,161)	(13,497)	1	(81,861)
Depreciation and depletion in cost of sales	(11,581)	(10,215)	(24,048)	(3,611)	-	(49,455)
General and administration	(2,891)	(550)	(1,332)	(1,308)	(10,691)	(16,772)
Other (expenses) income	(603)	(1,949)	(2,840)	49	851	(4,492)
Finance items	2,218	(294)	(598)	(172)	(4,529)	(3,375)
Segment income (loss) before taxes	9,887	19,167	22,182	8,082	(14,368)	44,950
Income taxes	(986)	(3,996)	(5,974)	(2,794)	(1,644)	(15,394)
Segment income (loss) after taxes from continuing operations	8,901	15,171	16,208	5,288	(16,012)	29,556

As at March 31, 2025	Mansfield $	Sanu $	Sango $	Cuzcatlan(1) $	Bateas $	Corporate $	Total $
Total assets	573,994	211,562	948,194	23,764	151,623	277,423	2,186,560
Total liabilities	49,315	74,994	298,774	17,320	47,344	170,091	657,838
Capital expenditures (2)	13,288	452	29,838	89	1,710	5,855	51,232
(1)	Represents the total assets, total liabilities and capital expenditures of Cuzcatlan that were reclassified to assets and associated liabilities held for sale during the period. These assets and liabilities are presented separately on the statement of financial position (see Note 22).
(2)	Capital expenditures are on an accrual basis for the three months ended March 31, 2025.

As at December 31, 2024	Mansfield $	Sanu $	Sango $	Cuzcatlan $	Bateas $	Corporate $	Total $
Total assets	554,396	178,769	939,303	59,098	153,586	230,380	2,115,532
Total liabilities	48,597	68,518	278,899	33,774	56,625	163,046	649,459
Capital expenditures (1)	69,636	32,401	80,580	6,653	23,323	15,173	227,766
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2024.

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at March 31, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	305,048	305,048
Trade receivables concentrate sales	-	12,913	-	12,913
Trade receivables doré sales	-	-	5,517	5,517
Short-term investments	-	4,355	-	4,355
Investments in equity securities	69	-	-	69
Other receivables	-	-	4,836	4,836
Total financial assets	69	17,268	315,401	332,738

Financial liabilities
Trade payables	-	-	(95,991)	(95,991)
Payroll payable	-	-	(20,107)	(20,107)
Share units payable	-	(15,379)	-	(15,379)
2024 Convertible Notes	-	-	(127,988)	(127,988)
Other payables	-	-	(83,740)	(83,740)
Total financial liabilities	-	(15,379)	(327,826)	(343,205)

As at December 31, 2024	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	231,328	231,328
Trade receivables concentrate sales	-	18,920	-	18,920
Trade receivables doré sales	-	-	7,782	7,782
Investments in equity securities	119	-	-	119
Other receivables	-	-	4,332	4,332
Total financial assets	119	18,920	243,442	262,481

Financial liabilities
Trade payables	-	-	(91,180)	(91,180)
Payroll payable	-	-	(30,345)	(30,345)
Share units payable	-	(14,063)	-	(14,063)
2024 Convertible Notes	-	-	(126,031)	(126,031)
Other payables	-	-	(84,383)	(84,383)
Total financial liabilities	-	(14,063)	(331,939)	(346,002)

Page | 23

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three months ended March 31, 2025 and 2024, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at March 31, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	12,913	-	12,913
Short-term investments	-	4,355	-	4,355
Investments in equity securities	69	-	-	69
Share units payable	-	(15,379)	-	(15,379)

As at December 31, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	18,920	-	18,920
Investments in equity securities	119	-	-	119
Share units payable	-	(14,063)	-	(14,063)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The estimated fair values by the Level 2 fair value hierarchy of the Company’s financial liabilities that are not accounted for at a fair value as compared to the carrying amount were as follows:

	March 31, 2025		December 31, 2024
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(127,988)	(209,588)	(126,031)	(177,330)
	(127,988)	(209,588)	(126,031)	(177,330)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 12), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

25.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months ended March 31, 2025 and 2024 are as follows:

	Three months ended March 31,
	2025 $	2024 $
Trade and other receivables	810	(7,296)
Prepaid expenses	1,067	(864)
Inventories	(5,628)	(9,801)
Trade and other payables	(7,930)	(17,366)
Total changes in working capital	(11,681)	(35,327)

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Lease obligations $
As at December 31, 2023	-	43,901	162,946	57,401
Additions	172,500	-	68,000	27,038
Terminations	-	-	-	(75)
Conversion of debenture	-	(35,383)	-	-
Interest	4,288	1,131	2,054	4,507
Payments	-	(9,795)	(233,000)	(20,690)
Transaction costs	(6,488)	-	-	-
Equity component	(44,269)	-	-	-
Extinguishment of debt	-	146	-	-
Foreign exchange	-	-	-	(204)
As at December 31, 2024	126,031	-	-	67,977
Additions	-	-	-	6,890
Terminations	-	-	-	(192)
Interest	1,957	-	-	1,281
Payments	-	-	-	(6,001)
Reclassification to liabilities directly associated with assets held for sale	-	-	-	(201)
Foreign exchange	-	-	-	133
As at March 31, 2025	127,988	-	-	69,887

The significant non-cash financing and investing transactions during the three months ended March 31, 2025 and 2024 are as follows:

	Three months ended March 31,
	2025 $	2024 $
Mineral properties, plant and equipment changes in closure and reclamation provision	2,140	842
Additions to right-of-use assets	6,890	267
Share units allocated to share capital upon settlement	3,294	681

26.  NON-CONTROLLING INTERESTS

As at March 31, 2025, the non-controlling interests (“NCI”) of the State of Burkina Faso, which represents a 10% interest in Sanu, totaled $12.9 million. The income attributable to the NCI for the three months ended March 31, 2025, totaling $2.9 million, is based on net income for Yaramoko.

As at March 31, 2025, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $55.6 million. The income attributable to the NCI for the three months ended March 31, 2025, totaling $3.4 million, is based on net income for Séguéla.

Change in non-controlling interest

On March 14, 2025, the Company formally agreed to increase the State of Burkina Faso’s equity interest in Sanu from 10% to 15%, in response to a request from the State to implement the provisions of the 2024 Mining Code.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The State’s registered interest in Sanu continued to be 10% as at March 31, 2025. The additional 5% interest in Sanu represented $6.4 million of net assets at March 31, 2025.

Subsequent to the end of the quarter, on April 16, 2025, Sanu paid a dividend to the State based on a 15% ownership interest consistent with the agreement reached with the State.

27.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at March 31, 2025, the Company provided a bank letter guarantee of $15.2 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    Other Commitments

Argentina

As at March 31, 2025, the Company had capital commitments of $5.7 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on March 31, 2025, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $15.3 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to an approximate cumulative fee of $4.5 million as at March 31, 2025.

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Pillar Two Global Minimum Tax

On June 30, 2024, the Global Minimum Tax Act (“GMTA”) received royal assent, introducing the Pillar Two global minimum tax regime in Canada. The GMTA is based on the OECD’s Pillar Two Global Anti-Base Erosion (GloBE) model rules and applies to fiscal years beginning after December 31, 2023. The legislation includes the income inclusion rule and a qualified domestic minimum top-up tax, and contains a placeholder for the undertaxed profits rule, which is proposed to be effective for fiscal years beginning after December 31, 2024.

The Pillar Two regime applies to multinational enterprise groups with consolidated revenues of at least EUR 750 million in at least two of the four fiscal years immediately preceding a given fiscal year. As the Company exceeded the threshold for a second time in 2024, Pillar Two legislation is applicable to the Company from January 1, 2025.

As at March 31, 2025, Pillar Two legislation has only been enacted in Canada among the jurisdictions in which the Company operates. The Company is in the process of assessing the potential impact of Pillar Two legislation, including the application of the transitional safe harbour rules. No Pillar Two top-up taxes have been recognized in the interim financial statements for the three months ended March 31, 2025.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

28.  SUBSEQUENT EVENTS

Subsequent events not otherwise mentioned are as follows:

(a)	Sale of the San Jose Mine

On April 11, 2025, the Company completed the sale of its 100% interest in Cuzcatlan, which owns the San Jose mine in Oaxaca, Mexico, to JRC, a private Peruvian company. Under the terms of the definitive share purchase agreement, JRC acquired all of the issued and outstanding shares of Cuzcatlan in consideration for $6.5 million, which was received on closing. Post closing JRC has paid $1.2 million for prepaid working capital items and tax receivables. The Company also has the right to receive contingent consideration of up to approximately $8.3 million, subject to the completion of certain conditions, of which $4.7 million has been received to date. Furthermore, the Company retains a 1.0% net smelter royalty on production from the San Jose Mine concessions payable after the first 6.1 million ounces of silver and the first 44,000 ounces of gold (or 119,000 gold equivalent ounces) have been mined or extracted from the property.

This transaction supersedes the previously disclosed binding letter agreement for the sale of Cuzcatlan to Minas del Balsas S.A. de C.V., which did not proceed.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Sale of the Yaramoko Mine

On April 11, 2025, the Company entered into a definitive share purchase agreement to sell all of its interest in Roxgold Sanu, which owns and operates the Yaramoko mine, together with the Company’s three other wholly-owned Burkina Faso subsidiaries that hold exploration permits in the country, to Soleil Resources International Limited, a private Mauritius company, for consideration of $70M in cash upon closing and the right to receive up to $53.0 million in VAT receivables payable upon the completion of certain conditions. The completion of the Burkina Faso Transaction is subject to the payment of a cash dividend by Roxgold Sanu to Fortuna in the amount of $53.8 million plus $3.7 million in withholding tax. The sale is subject to customary closing conditions, including the approval of the Burkina Faso Minister of Mines, and is expected to close in the second quarter of 2025. Upon completion, the Company will cease all operations in Burkina Faso.

As of May 07, 2025, Roxgold Sanu has paid the $53.8 million dividend and the necessary withholding taxes.

This transaction represents a non-adjusting subsequent event as defined by IAS 10, Events After the Reporting Period. The criteria for classification as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, were not met as of March 31, 2025. Accordingly, the carrying amounts of the four entities have not been reclassified as held for sale, and no adjustments have been made to the amounts recognized in these financial statements for the three months ended March 31, 2025.

(c)	Ad Valorem Tax Rates Increase for Burkina Faso Operations

On April 7, 2025, the Burkina Faso government announced an increase in ad valorem tax on gold sales, effective immediately. The new tax regime introduces a change to the gold royalties for gold sold above $3,000 per ounce. An additional 1% royalty is payable for each $500 increment in the gold price above $3,000 per ounce. The previous cap was 7% of gold sales over $2,000 per ounce. These changes are not expected to materially impact the Company's financial position and results of operations.

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